UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Gulf Island Fabrication, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

402307 10 2

(CUSIP Number)

Starboard Enterprises, L.L.C.

Attn: Susan Laborde Couvillon

601 Poydras Street, Suite 1726

New Orleans, Louisiana 70130

(504) 523-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402307 10 2
(1)	Names of Reporting Persons	Starboard Enterprises, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group(See Instructions)	(a)
(b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization	Louisiana
Number of Shares Beneficially Owned by Each Reporting Person with
	(7) Sole Voting Power	753,971
	(8) Shared Voting Power	0
	(9) Sole Dispositive Power	753,971
	(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	753,971*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)	4.99%**
(14)	Type of Reporting Person (See Instructions)	OO

* The managers of Starboard Enterprises, L.L.C. are Susan Laborde Couvillon, James Monroe Laborde, John P. Laborde, Stephanie B. Laborde and Jane Laborde Roussel.
** Based on 15,083,221 total shares outstanding as of November 8, 2018 as reported in Gulf Island’s Form 10-Q for the quarter ended September 30, 2018.

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed on January 8, 2002 and amended by Amendment No. 1 dated February 25, 2005, Amendment No. 2 dated March 8, 2005, Amendment No. 3 dated September 29, 2005, Amendment No. 4 dated November 14, 2005, and Amendment No. 5 dated December 11, 2014 (as amended, the “Original Schedule 13D” and, together with this Amendment, this “Schedule 13D”) relating to the shares of common stock, no par value per share, of Gulf Island Fabrication, Inc., a Louisiana corporation (“Gulf Island”). This Amendment amends Items 1, 4 and 5, as set forth below.

This Amendment is being filed to report that, as a result of the transactions described herein, on November 23, 2018, Starboard Enterprises, L.L.C. (“Starboard”) ceased to be the beneficial owner of more than five percent of Gulf Island’s outstanding common stock. The filing of this Amendment No. 6 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Starboard.

Item 1.                        Security and Issuer.

This statement relates to the common stock, no par value per share, of Gulf Island. The address of the principal executive offices of Gulf Island is 16225 Park Ten Place, Suite 300, Houston, Texas 77084.

Item 4.                        Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

For tax planning purposes for 2018, Starboard sold an aggregate of 28,028 shares of Gulf Island common stock between November 15, 2018 and November 23, 2018. These sales are further described in Item 5.

Item 5.                        Interest in Securities of the Issuer.

The answer to Item 3 of this Schedule 13D is incorporated by reference in partial response to this Item 5.

(a), (b) and (d) As of the date of this filing, Starboard is the beneficial owner of 753,971 shares of Gulf Island common stock, representing 4.99% of the aggregate shares of Gulf Island common stock outstanding as of November 8, 2018. Starboard, through the Managers, has sole power to vote or to direct the vote and to dispose or to direct the disposition of such shares directly held by Starboard. Pursuant to Starboard’s organizational documents, the Managers act by majority vote, although Mr. John P. Laborde recuses himself from Starboard’s decisions related to the Gulf Island common stock.

Set forth below with respect to each of the Managers is the total number of shares of Gulf Island common stock deemed beneficially owned by such Manager as of the date hereof, the number of such shares as to which such Manager has sole voting and dispositive power, and the number of such shares as to which such Manager has shared voting and dispositive power. Each such Manager beneficially owns less than 1% of the outstanding shares of Gulf Island common stock. For purposes of the response to this Item 5(a), (b), and (d), beneficial ownership is determined in accordance with Rule 13d-3 of the SEC based on information furnished by each such Manager.

Name	Number of Shares of Common Stock Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares of Common Stock Beneficially Owned with Shared Voting and Dispositive Power (1)	Total Number of Shares of Common Stock Beneficially Owned
Susan Laborde Couvillon	19,700	0	19,700
James Monroe Laborde	4,257	1,000(2)	5,257
John P. Laborde	33,708	0	33,708
Stephanie B. Laborde	13,436	0	13,436
Jane Laborde Roussel	1,000	28,000(3)	29,000
_________________________
(1)
See notes (2) and (3) below. Each person identified in notes (2) and (3) below as holding shares of Gulf Island common stock has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares of Gulf Island common stock held by such person, respectively.

(2)
Such shares are held directly by James Monroe Laborde’s wife.

(3)
Such shares are held directly by a daughter of Jane Laborde Roussel.

(c)           The following table sets forth Starboard’s transactions in Gulf Island’s common stock in the past 60 days. In addition, John P. Laborde acquired 7,426 shares of Gulf Island common stock on October 25, 2018 as a result of the vesting of restricted stock units he received as a director of Gulf Island. Except as set forth herein, no transactions in shares of Gulf Island common stock were transacted by Starboard or any of the Managers during the sixty-day period prior to the date of this filing.

Nature of the Transaction	Shares Sold	Weighted-Average Sale Price Per Share($)	Date of Sale
Sale of Common Stock	7,300	$8.020	11/15/2018
Sale of Common Stock	15,808	$8.020	11/16/2018
Sale of Common Stock	800	$8.023	11/19/2018
Sale of Common Stock	3,920	$8.002	11/20/2018
Sale of Common Stock	200	$8.000	11/23/2018

(e)           On November 23, 2018, Starboard ceased to be the beneficial owner of more than five percent of Gulf Island’s outstanding common stock.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Starboard Enterprises, L.L.C.

Date November 27, 2018	By:	/s/ Susan Laborde Couvillon
Susan Laborde Couvillon
Manager